Exhibit (a)(29)

Notice of Expiration of Offer to Exchange and Cancellation of Tendered Options

We are pleased to announce that we have completed our Offer to Exchange. Options to purchase 1,033,498 shares of i2’s common stock were tendered in exchange for 133,033 restricted stock units.

For those of you who elected to exchange your options for restricted stock units, we have accepted and cancelled your options and have issued to you restricted stock units in exchange for those cancelled options. Your tendered options, together with the corresponding stock option agreement for each such option, were immediately cancelled upon expiration of the offer, and you have no further right or entitlement to acquire any shares of i2 common stock under those cancelled options and stock option agreements. The restricted stock units were granted on May 31, 2006. A Restricted Stock Units Award Agreement containing the terms and conditions governing those units will be sent to you shortly.

Thank you,

Robin Gunter